EXHIBIT 99.2

CONCORD DEBT HOLDINGS LLC

Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

(With Independent Auditors’ Report Thereon)

CONCORD DEBT HOLDINGS LLC

Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

Table of Contents

Page

Independent Auditors’ Report	1

Consolidated Balance Sheets at December 31, 2011 and 2010 (unaudited)	2

Consolidated Statements of Operations for the year ended December 31, 2011 and period from August 26, 2010 (Inception) through December 31, 2010 (unaudited)	3

Consolidated Statements of Changes in Member’s Capital for the year ended December 31, 2011 and period from August 26, 2010 (Inception) through December 31, 2010 (unaudited)	4

Consolidated Statements of Cash Flows for the year ended December 31, 2011 and period from August 26, 2010 (Inception) through December 31, 2010 (unaudited)	5

Notes to Consolidated Financial Statements	7

Independent Auditors’ Report

The Members

Concord Debt Holdings LLC:

We have audited the accompanying consolidated balance sheet of Concord Debt Holdings LLC and subsidiaries as of December 31, 2011, and the related consolidated statements of operations, changes in members’ capital, and cash flows for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Concord Debt Holdings LLC and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Finalized by Allan Juwonoputro on 3/8/12

March 7, 2012

CONCORD DEBT HOLDINGS LLC

Consolidated Balance Sheets

December 31, 2011 and 2010 (unaudited)

(In thousands)

	September 30,	September 30,
	2011	2010 (Unaudited)
Assets

Cash and cash equivalents	$2,978	3,281
Restricted cash	—	2,214
Real estate debt investments carried at fair value	23,627	114,621
Securities carried at fair value	581	5,836
Interest and other receivables	101	389
Other assets	107	122

Total assets	$27,394	126,463

Liabilities and Capital

Liabilities:
Repurchase agreements carried at fair value	$—	60,377
Revolving Credit facility carried at fair value	—	34,754
Sub-participation obligation at fair value	—	3,855
Other liabilities	150	335

Total liabilities	150	99,321

Members’ capital	27,244	27,142

Total liabilities and capital	$27,394	126,463

See accompanying notes to consolidated financial statements.

CONCORD DEBT HOLDINGS LLC

Consolidated Statements of Operations

Year ended December 31, 2011 and

period from August 26, 2010 (Inception) through December 31, 2010 (unaudited)

(In thousands)

	September 30,	September 30,
	2011	Period from August 26, 2010 (inception) through December 31, 2010 (Unaudited)
Income:
Interest income	$3,472	2,108
Fees received from related party	57	20

Total income	3,529	2,128

Expenses:
Interest	726	668
General and administrative	448	356

Total expenses	1,174	1,024

Net investment income	2,355	1,104

Realized and unrealized gain (loss) from investments:
Realized gain on sale of securities carried at fair value	370	237
Realized loss on sale of securities carried at fair value	(1,127)	—
Realized gain on sale of real estate debt investments carried at fair value	8,634	—
Realized loss on sale of real estate debt investments carried at fair value	(1,532)	—
Realized loss on repurchase agreement carried at fair value	(1,850)	—
Realized loss on revolving credit facility carried at fair value	(845)	—

Total realized gain from investments, net	3,650	237

Unrealized gain on real estate debt investment carried at fair value	3,666	5,753
Unrealized loss on securities carried at fair value	(273)	(925)
Unrealized loss on repurchase agreement carried at fair value	—	(588)
Unrealized loss on revolving credit facility carried at fair value	—	(132)

Total unrealized gain from investments, net	3,393	4,108

Total realized and unrealized gain from investments	7,043	4,345

Net income from continuing operations, net	9,398	5,449

Discontinued operations:
Income from discontinued operations	36	104

Total income from discontinued operations	36	104

Net income	$9,434	5,553

See accompanying notes to consolidated financial statements.

CONCORD DEBT HOLDINGS LLC

Consolidated Statements of Changes in Members’ Capital

Year ended December 31, 2011 and

period from August 26, 2010 (Inception) through December 31, 2010 (unaudited)

(In thousands)

	September 30,	September 30,	September 30,	September 30,
	WRT Concord LLC	Lexington CDH I LLC	Inland American Concord Sub LLC	Total
Balance at August 26, 2010 (unaudited)	$7,196	7,196	7,197	21,589

Net income	1,894	1,894	1,765	5,553

Balance at December 31, 2010 (unaudited)	9,090	9,090	8,962	27,142

Net income	3,145	3,145	3,144	9,434
Distribution	(3,216)	(3,216)	(2,900)	(9,332)

Balance at December 31, 2011	$9,019	9,019	9,206	27,244

See accompanying notes to consolidated financial statements.

CONCORD DEBT HOLDINGS LLC

Consolidated Statements of Cash Flows

Year ended December 31, 2011 and

period from August 26, 2010 (Inception) through December 31, 2010 (unaudited)

(In thousands)

	September 30,	September 30,
	2011	Period from August 26, 2010 (inception) through December 31, 2010 (Unaudited)
Cash flows from operating activities:
Consolidated net income	$9,434	5,553
Adjustments to reconcile net income to net cash provided by operating activities:
Unrealized gain on real estate debt investment carried at fair value	(3,666)	(5,753)
Realized gain on sale of securities carried at fair value	(370)	(237)
Realized loss on sale of securities carried at fair value	1,127	—
Realized loss on sale of real estate debt investments carried at fair value	1,532	—
Realized gain on sale of real estate debt investment carried at fair value	(8,634)	—
Realized loss on repurchase agreement carried at fair value	1,850	—
Realized loss on credit facility carried at fair value	845	—
Unrealized loss on securities carried at fair value	273	925
Unrealized loss on repurchase agreement carried at fair value	—	588
Unrealized loss on credit facility carried at fair value	—	132
Changes in operating assets and liabilities:
Interest receivable	288	160
Other assets	15	(43)
Other liabilities	(185)	85

Net cash provided by operating activities	2,509	1,410

Cash flows from investing activities:
Proceeds from sale of securities carried at fair value	370	1,682
Repayment of securities carried at fair value	—	645
Proceeds from sale of real estate debt investments	56,672	771
Repayment of real estate debt investments carried at fair value	—	10
Purchase of real estate debt investment	(11,000)	—
Change in restricted cash	2,214	(80)

Net cash provided by investing activities	48,256	3,028

Cash flows from financing activities:
Cash proceeds from reorganization	—	2,765
Repayments on repurchase agreements	(6,137)	(1,064)
Repayment of revolving credit facility	(35,599)	(2,450)
Distribution to members	(9,332)
Repayment under sub-participation arrangement	—	(408)

Net cash used in financing activities	(51,068)	(1,157)

Net increase (decrease) in cash and cash equivalents	(303)	3,281
Cash and cash equivalents at beginning of period	3,281	—

Cash and cash equivalents at end of period	$2,978	3,281

CONCORD DEBT HOLDINGS LLC

Consolidated Statements of Cash Flows

Year ended December 31, 2011 and

period from August 26, 2010 (Inception) through December 31, 2010 (unaudited)

(In thousands)

	September 30,	September 30,
	2011	Period from August 26, 2010 (inception) through December 31, 2010 (Unaudited)
Supplemental cash flow information:
Interest paid	$691	686

Supplement disclosure of noncash investing and financing activities Debt assumed on sale of real estate investment at fair market value	56,090	—

Noncash investing activity:
The following represents the increase in certain assets and liabilities in connection with the Company’s reorganization:
Restricted cash	$—	2,134
Real estate debt investments	—	109,649
Securities	—	9,088
Interest receivable	—	549
Other assets	—	79
Repurchase agreements	—	60,853
Revolving credit facility	—	37,072
Sub-participation obligation	—	4,500
Other liabilities	—	250
Member capital	—	21,589

See accompanying notes to consolidated financial statements.

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

(1)	Description of Business and Basis of Presentation

(a)	Formation and Ownership

Concord Debt Holdings LLC (the Company) is a Delaware limited liability company (LLC) that was originally formed on March 31, 2006 (Formation Date). At its Formation Date the Company was owned 50% each by Winthrop Realty Trust (Winthrop) and Lexington Master Limited Partnership (Lexington).

On August 2, 2008 (Recapitalization Date) the Company was recapitalized and amended and restated its LLC agreement to admit Inland American Concord Sub, LLC (Inland). Inland received a redeemable preferred membership interest in exchange for new capital invested in the Company. Concurrently with the admission of Inland as a preferred member, Lexington and Winthrop contributed all of their interest in the Company to Lex-Win Concord, LLC (Lex-Win) which was owned 50% by Winthrop and 50% by Lexington and Lex-Win was designated as the Company’s managing member.

Winthrop and Lexington funded 100% of their capital commitments of $162,500,000 prior to the Company’s admission of Inland as a preferred member and Inland invested $76,000,000 in the Company as a result of the Company’s recapitalization.

On August 26, 2010 (Reorganization Date or Inception) the Company was reorganized and its LLC agreement was amended and restated to admit two new Lexington and Winthrop affiliates as members, Lexington CDH I LLC and WRT-Concord LLC. Concurrently, Inland’s existing preferred member interest was eliminated and Lex-Win was dissolved after it distributed its 100% common member interest in the Company to the newly admitted members and Inland equally, resulting in each member having an equal 33.3% common member interest with Inland designated as the Company’s managing member.

As of the Reorganization Date, Winthrop and Lexington effectively reduced their 50%/50% common member interests and Inland exchanged its preferred member interest for a common member interest. As a result of the Reorganization, each hold an equal one-third common member interest in the Company. Income is divided equally among members and distributions of operating cash flow, capital proceeds, and quarterly guarantees are made in accordance with the LLC agreement. The Company’s members are not required to make any future capital contributions to the Company.

(b)	Business Purpose and Opening Balance Sheet at Inception

Through its subsidiaries, the Company was originally formed in 2006 to acquire real estate whole loans and subordinate real estate debt investments such as B-notes and mezzanine loans and commercial real estate securities including collateralized debt obligations (CDO’s) and collateralized mortgage backed securities (CMBS) which are further characterized as either pool bonds or rake bonds. A rake bond is a junior interest in a securitized mortgage loan which has been structured in one or more classes of CMBS and issued in a transaction that solely relates to one particular mortgage loan.

On the Reorganization Date the Company divested its CDO subsidiary. Therefore the opening balance sheet of the Company at Inception consists of the remaining non-CDO assets accounted for on a fair value basis of accounting.

7	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

(2)	Summary of Significant Accounting Policies

(a)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, and its subsidiaries, which are either wholly owned or controlled by the Company. The Company identifies entities for which control is achieved through means other than through voting rights (a variable interest entity or VIE) through the analysis as set forth in ASC 810 and determines when and which business enterprise, if any, should consolidate the VIE. In addition, the Company discloses information pertaining to such entities wherein the Company is the primary beneficiary or other entities wherein the Company has a significant variable interest. All significant intercompany transactions and balances have been eliminated.

(b)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Significant estimates in the consolidated financial statements include the valuation of the Company’s real estate debt investments and available for sale securities and estimates pertaining to credit. Actual results could differ materially from those estimates.

(c)	Concentration of Credit Risk

The Company maintains cash deposits and restricted cash deposits, which balances from time to time, may exceed federally insured limits. The Company believes it mitigates its risk of loss by maintaining its cash deposits with major financial institutions. To date, the Company has not experienced any losses of its cash deposits. Real estate debt investments and available for sale securities can potentially subject the Company to concentrations of credit risk. Management of the Company performs ongoing credit evaluations of borrowers and valuations of the real property and interests that collateralize the Company’s investments.

(d)	Cash and Cash Equivalents

All highly liquid investments with maturities of three months or less at time of acquisition and as of the balance sheet date are considered to be cash equivalents. The Company places its cash and cash equivalents in major financial institutions.

(e)	Restricted Cash

The Company had no restricted cash of at December 31, 2011 as the credit line was paid in full and the lender released all of the restricted funds. The Company had restricted cash of $2,214,000 at December 31, 2010 which represented $489,000 of deposits controlled by our lender used for payments of principal and interest under the Key Bank loan. The remaining restricted funds were held in attorney escrow accounts.

8	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

(f)	Fair Value Measurements

The Company has elected the fair value option to measure the Company’s financial instruments including real estate debt investments, securities, and debt outstanding. The fair value of these financial instruments is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., the exit price) and changes in the fair value are recorded in earnings as unrealized gain or loss in the Consolidated Statement of Operations.

(g)	Real Estate Debt Investments

Loans are stated at the estimated fair value. Interest income is recorded on the accrual basis in accordance with the terms of the respective loan. Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans.

The Company recognizes interest income on certain nonperforming real estate debt investments using the cash-basis method. The accrual of interest on loans is discontinued when principal or interest payments are past due 90 days or when, in the opinion of management, it is probable it will be unable to collect contractual principal and interest in the normal course of business. When loans are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible.

(h)	Members’ Capital

Capital contributions, distributions and profits and losses are allocated in accordance with the terms of the Company’s LLC Agreement.

(i)	Gain on Sale of Loans

All loans sold to date have been sold without recourse. When loans are sold, a gain or loss is recognized to the extent that the sales proceeds plus unamortized fees and costs exceed or are less than the carrying value of the loans. Gains and losses are determined using the specific identification method.

(j)	Income Taxes

The Company is an LLC and is treated as a partnership for U.S. Federal income tax purposes. Accordingly, no provision or benefit for income taxes is made in the consolidated financial statements since taxable income or loss passes through to, and is reportable by its members on their respective income tax returns. However, the Company is required to pay certain state and local entity level taxes which are expensed as incurred.

9	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

(k)	Recently Issued Accounting Standards

On April 5, 2011 the Financial Accounting Standards Board (FASB) issued an Accounting Standards Update (ASU) No. 2011-02: Receivables (Topic 310) – A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring that provides clarification on which loan modifications meet the criteria to be treated as Troubled Debt Restructurings (TDR’s) under Topic 310. The guidance is intended to improve financial reporting by creating greater consistency in the way accounting principles generally accepted in the United States (GAAP) is applied for various TDRs by reaffirming the requirements and clarifying the criteria that creditors should use in evaluating whether a restructuring constitutes a TDR. The guidance was effective for interim and/or annual periods beginning on or after June 15, 2011, and early application was permitted. The Company has adopted this standard which did not have a material impact on its consolidated financial statements.

On April 29, 2011 the FASB issued ASU No. 2011-03: Transfers and Servicing (Topic 860) – Reconsideration of Effective Control for Repurchase Agreements which is intended to improve transparency and improve the manner in which repurchase and other agreements that both entitle and obligate a transferor to repurchase or redeem financial assets before their maturity are reported in the financial statements. ASU No. 2011-03 is effective for the first interim or annual period beginning on or after December 15, 2011, and should be applied prospectively to transactions or modifications of existing transactions that occur on or after the effective date, with early adoption disallowed. The Company has evaluated this amendment and does not anticipate its adoption will have a material impact on its consolidated financial statements.

On May 12, 2011 the FASB issued ASU No. 2011-04: Fair Value Measurement (Topic 820) – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS which results in changes to common fair value measurement and disclosure requirements. Consequently, the amendments change the wording used to describe many of the requirements in GAAP for measuring fair value and for disclosing information about fair value measurements. Certain amendments in this update clarify the FASB’s intent about the application of existing fair value measurement requirements. Other amendments change requirements for measuring fair value or for disclosing information about fair value measurements. This amendment will be effective for the Company beginning with the first reporting period of 2012. The Company has evaluated this amendment and does not anticipate its adoption will have a material impact on its consolidated financial statements.

On December 14, 2011, FASB issued ASU No. 2011-10: Property, Plant, and Equipment (Topic 360) – Derecognition of in Substance Real Estate – a Scope Clarification, clarifying that a parent company should not deconsolidate an in substance real estate subsidiary in which the parent loses a controlling interest as a result of default on the subsidiary’s nonrecourse debt until title to the in substance real estate is transferred to legally satisfy the debt. This ASU resolves diversity in practice of applying existing consolidation guidance. The amendments in ASU No. 2011-10 should be applied prospectively to deconsolidation events occurring after the effective date, though early adoption is permitted. Prior periods should not be adjusted. This amendment will be effective for the Company for fiscal years ending after December 15, 2013. The Company has evaluated this new guidance and does not anticipate its adoption will have a material impact on its consolidated financial statements.

10	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

On December 16, 2011, FASB issued ASU No. 2011-11: Balance Sheet (Topic 210) – Disclosures about Offsetting Assets and Liabilities which requires entities to disclose both gross information and net information about both instruments and transactions eligible for offset in the financial statements particularly for transactions related to derivatives, sale and repurchase agreements and reverse sale and repurchase agreements, and securities borrowing and securities lending arrangements. The new disclosure requirements will be effective for annual reporting periods beginning on or after January 1, 2013. The new disclosures will be required for all prior comparative periods presented. The Company has evaluated this new guidance and does not anticipate its adoption will have a material impact on its consolidated financial statements.

(3)	Fair Value Measurement

Accounting guidance establishes a fair value measurement framework, provides a single definition of fair value based on the assumptions that market participants would use in pricing an asset or liability and requires expanded disclosure summarizing fair value measurements.

The accounting guidance establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable input be used when available. Observable inputs are inputs that the market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances. The hierarchy is measured in three levels based on the reliability of inputs:

Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Valuations derived from other valuation methodologies, including pricing models, discounted cash flow models and similar techniques, and not based on market, exchange, dealer, or broker-traded transactions. Level 3 valuations incorporate certain assumptions and projections that are not observable in the market and significant professional judgment in determining the fair value assigned to such assets or liabilities.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

11	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

(a)	Fair Value Option

The fair value option election allows companies to irrevocably elect fair value measurement attributed for certain financial assets and liabilities. The fair value option election is permitted on an instrument by instrument basis at initial recognition for real estate debt investments, securities, and debt outstanding at the Company’s inception and ongoing. The Company elects the fair value option to mitigate a divergence between accounting and economic exposure. Changes in fair value for assets and liabilities for which the election is made will be recognized in earnings as they occur.

The following is a description of the valuation techniques used for investments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

(b)	Cash, Cash Equivalents and Restricted Cash

The Company’s cash, cash equivalents and restricted cash are generally classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices, broker or dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The types of instruments valued based on quoted market prices in active markets include most U.S. government securities with original maturities less than 90 days and most money market securities.

(c)	Real Estate Debt Investments

Real estate debt investments are nonpublic investments in loan assets collateralized by real estate. Determining the fair value of nonpublic investments involves a significant degree of management judgment as no quoted prices exist and such investments are generally very illiquid. Due to the unique nature of the individual properties collateralizing the Company’s loans, the Company uses the income or market approach, as deemed appropriate. Fair value determination through the income approach is estimated through the use of a discounted cash flow model. In addition to the characteristics of the underlying loans (including principal, contractual interest rate and contractual fees), key inputs to the model include interest rates, prepayment rates and credit spreads. Fair value estimates from internal valuation techniques are then verified, where possible, to prices obtained from independent valuation specialists that use primarily a discounted cash flow model using similar inputs for valuation. Real estate debt investments are classified as Level 3 of the fair value hierarchy since valuation models are based on significant inputs that are unobservable in the market.

(d)	Securities

The securities portfolio is comprised of commercial mortgage-backed securities. The Company considers the availability of quoted market prices. If quoted market prices are not available for the specific security, the Company may estimate the value of such instruments using a combination of observed transaction prices, independent pricing services and relevant broker quotes. Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity. Management also performs further analysis of the performance of the loans and collateral underlying the securities, the estimated value of the collateral supporting such loans and a consideration of local, industry, and broader economic trends and factors. Because significant judgment and unobservable market inputs are used in the estimation of these metrics and the ultimate determination of fair value, this valuation methodology has been characterized as Level 3 in the fair value hierarchy.

12	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

(e)	Repurchase Agreements and Revolving Credit Facility

The Company uses a third-party pricing model to establish values for its repurchase agreements and credit facility. Management also performs further analysis giving consideration to one or more of the following criteria as appropriate: (i) interest rates for liabilities of comparable quality and maturity, and (ii) the value and performance of the underlying collateral (iii) local, industry, and broader economic trends and factors. Significant judgment is used in the ultimate determination of fair value. This valuation methodology has been characterized as Level 3 in the fair value hierarchy.

(f)	Sub-Participation Obligation

The Company estimated fair value related to the sub-participation agreement in part by considering the fair value of the collateral. Management also considered the fair value of the call options written to both the borrower and the unaffiliated third party, along with the valuation of our available for sale securities at December 31, 2010 and no material impact in the value of these instruments was noted.

(g)	Items Measured at Fair Value on a Recurring Basis

The following table presents for each of the fair value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2011 (in thousands):

	September 30,	September 30,	September 30,	September 30,
	Quoted prices in active markets for identical assets and liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance at December 2011
Assets:
Cash and cash equivalents	$2,978	—	—	2,978
Real estate debt investments	—	—	23,627	23,627
Securities	—	—	581	581

13	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

The following table presents for each of the fair value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2010 (in thousands):

	September 30,	September 30,	September 30,	September 30,
	Quoted prices in active markets for identical assets and liabilities (Level 1) (Unaudited)	Significant other unobservable inputs (Level 2) (Unaudited)	Significant unobservable inputs (Level 3) (Unaudited)	Balance at December 2010 (Unaudited)
Assets:
Cash and cash equivalents	$3,281	—	—	3,281
Restricted cash	2,214	—	—	2,214
Real estate debt investments	—	—	114,621	114,621
Securities	—	—	5,836	5,836

Liabilities:
Repurchase agreements	—	—	60,377	60,377
Credit facility	—	—	34,754	34,754
Sub-participation obligation	—	—	3,855	3,855

(h)	Changes in Level Three Fair Value Measurements

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2011 and period from August 26, 2010 (Inception) to December 31, 2010 (in thousands):

	September 30,	September 30,	September 30,	September 30,	September 30,
	Real estate debt investments	Securities	Repurchase agreements	Credit facility	Sub- participation obligation
Fair value, August 26, 2010 (unaudited) (Inception)	$109,649	9,088	60,853	37,072	4,500
Total realized and unrealized gains and losses included in statement of operations	5,753	(925)	588	132	(237)
Repayments of securities, investments and loans	(10)	(645)	(1,064)	(2,450)	(408)
Sale of investments and securities	(771)	(1,682)	—	—	—

Fair value, December 31, 2010 (unaudited)	114,621	5,836	60,377	34,754	3,855

14	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

	September 30,	September 30,	September 30,	September 30,	September 30,
	Real estate debt investments	Securities	Repurchase agreements	Credit facility	Sub- participation obligation
Total realized and unrealized gains and losses included in statement of operations	$10,768	(1,030)	1,850	845	—
Repayments of securities, investments and loans	—	(370)	(6,137)	(35,599)	(3,855)
Purchase of investments	11,000	—	—	—	—
Debt assumed on sale of investment	(56,090)	—	(56,090)	—	—
Sale of investments and securities	(56,672)	(3,855)	—	—	—

Fair value, December 31, 2011	$23,627	581	—	—	—

Change in unrealized gain/(loss) included in earnings related to the investments still held at December 31, 2011	$3,666	(273)	—	—	—
Change in unrealized gain/(loss) included in earnings related to the investments still held at December 31, 2010 (unaudited)	5,753	(925)	(588)	(132)	237

(i)	Transfers between Level 1, Level 2 and Level 3 of the Fair Value Hierarchy

There were no transfers of assets or liabilities between Levels 1, 2 or 3 of the fair value hierarchy during the year ended December 31, 2011 and period from August 26, 2010 to December 31, 2010.

(4)	Real Estate Debt Investments

Real estate debt investments, consisting of whole loans, B-Note participation interests, and mezzanine loans, are held for investment and are carried at fair value. B-Notes are junior positions of whole loans. Mezzanine loans are loans that are subordinate to a conventional first mortgage loan, including B Notes and senior to the borrower’s equity in a transaction. These loans may be in the form of a junior participating interest in the senior debt. Mezzanine financing may take the form of loans collateralized by pledges of ownership interests in entities that directly or indirectly control the real property or subordinated loans collateralized by second mortgage liens on the property.

15	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

The Company’s methodology to fair value these investments considers amongst others, the collateral value of the underlying assets. The following table is a summary of the Company’s real estate debt investments at December 31, 2011 and 2010 (in thousands):

	September 30,	September 30,
	2011
	Real estate debt investments at fair value	Loan count
B-notes	$10,990	3
Mezzanine loans	12,637	2

Total loans	$23,627	5

	September 30,	September 30,
	2010 (unaudited)
	Real estate debt investments at fair value	Loan count
B-notes	$24,530	5
Mezzanine loans	90,091	7

Total loans	$114,621	12

The following table sets forth the maturity dates for the Company’s real estate debt investments at December 31, 2011 and 2010 (in thousands):

	September 30,	September 30,	September 30,	September 30,
As of December 31, 2011
Year of maturity (1)	Number of loan assets maturing	Principal balance	Fair value	Percentage of total
2012	3	$11,016	10,990	47%
2013	—	—	—	—
2014	—	—	—	—
2015	—	—	—	—
2016 and thereafter	2	12,900	12,637	53%

Total real estate debt investments	5	$23,916	23,627	100%

(1)

Weighted average maturity is 2.83 years. The calculation of weighted average maturity is based upon the remaining initial term and does not take into account any maturity extension period or the ability to prepay the investment after a negotiated lock-out period, which may be available to the borrower. The weighted average maturity with the exercise of any extension options is 3.34 years.

16	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

	September 30,	September 30,	September 30,	September 30,
As of December 31, 2010 (unaudited)
Year of maturity (1)	Number of loan assets maturing	Principal balance	Fair value (2)	Percentage of total
2011	7	$115,612	99,856	87%
2012	2	52,804	2,649	2
2013	1	4,515	—	—
2014	—	—	—	—
2015 and thereafter	2	11,150	12,116	11

Total real estate debt investments	12	$184,081	114,621	100%

(1)

Weighted average maturity is 0.90 years. The calculation of weighted average maturity is based upon the remaining initial term and does not take into account any maturity extension period or the ability to prepay the investment after a negotiated lock-out period, which may be available to the borrower. The weighted average maturity with the exercise of any extension options is 1.42 years.

(2)

Of the 12 real estate debt investments there is one loan that is not performing and its carrying value has been written down to zero. Therefore, the remaining 11 loans included in the carrying value at December 31, 2010 above are performing.

The Company considers a loan to be nonperforming and places loans on nonaccrual status at such time as management determines it is probable that it will be unable to collect all amounts due according to the contractual terms of the loan. While on nonaccrual status, based on the Company’s judgment as to collectability of principal, loans are either accounted for on a cash basis, where interest income is recognized only upon actual receipt of cash, or on a cost-recovery basis, where all cash receipts reduce a loan’s carrying value. As of December 31, 2011, there were no nonaccrual loans.

17	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

Credit Risk Concentrations

Concentrations of credit risk arise when a number of borrowers, tenants or issuers related to the Company’s investments are engaged in similar business activities or located in the same geographic location and are similarly affected by changes in economic conditions. The Company monitors its portfolio to identify potential concentrations of credit risk. The Company’s real estate debt investments contain concentrations in the following asset types, categorized by industry as a percentage of the unpaid principal balance and fair value of real estate debt investments as of December 31, 2011 and 2010:

	September 30,	September 30,
	2011
Asset type	Unpaid principal balance	Fair value
Office	100%	100%

Total	100%	100%

As of December 31, 2011, two loans exceeded 10% of the Company’s assets and for the year ended December 31, 2011 there were no loans that generated more than 10% of the Company’s income.

	September 30,	September 30,
	2010 (unaudited)
.Asset type	Unpaid principal balance	Fair value
Office	17%	24%
Hospitality	11	60
Multifamily	72	16

Total	100%	100%

As of December 31, 2010, two loans exceeded 10% of the Company’s assets and for the period beginning August 26, 2010 and ending December 31, 2010 five loans generated more than 10% of the Company’s income.

During the year ended December 31, 2011, the Company sold 8 loans for a total proceed of $56.7 million. The Company recognized a net realized gain of $7.1 million from the sale in the current year. The Company had recognized an accumulated unrealized gain of $4.7 million at the beginning of the period.

18	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

(5)	Securities Carried at Fair Value

The Company has a portfolio of loan securities that includes three and seven investments in pool bonds and rake bonds at December 31, 2011 and 2010. These bonds are marked to fair value on a continuous basis.

The cost and fair value of securities at fair value were as follows (in thousands):

	September 30,	September 30,	September 30,	September 30,	September 30,
	2011
	Par	Cost basis	Unrealized gains	Unrealized (losses)	Fair value
CMBS:
Rake Bonds	$—	—	—	—	—
Pool Bonds	15,400	1,122	—	(541)	581

Total securities at fair value	$15,400	1,122	—	(541)	581

	September 30,	September 30,	September 30,	September 30,	September 30,
	2010 (unaudited)
	Par	Cost basis	Unrealized gains	Unrealized (losses)	Fair value
CMBS:
Rake Bonds	$5,162	3,855	—	—	3,855
Pool Bonds	24,793	2,906	—	(925)	1,981

Total securities at fair value	$29,955	6,761	—	(925)	5,836

The table below shows the fair value of investments in available for sale securities that have been in an unrealized loss position for less than 12 months or for 12 months or longer at December 31, 2011 and 2010 (in thousands):

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2011
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
CMBS:
Pool Bonds	$—	—	581	(541)	581	(541)

Total securities	$—	—	581	(541)	581	(541)

	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2010 (unaudited)
	Less than 12 months		12 months or longer		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
CMBS:
Rake Bonds	$3,855	—	—	—	3,855	—
Pool Bonds	1,981	(925)	—	—	1,981	(925)

Total securities	$5,836	(925)	—	—	5,836	(925)

19	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

The following table presents the amortized cost and fair value of debt securities available for sale by contractual maturity dates as of December 31, 2011 and 2010 (in thousands).

	September 30,	September 30,
	2011
	Cost	Fair value
CMBS-Pool Bonds:
Due within 1 year	$—	—
After 1 but within 5 years	1,122	581

Total CMBS – Pool Bonds	$1,122	581

	September 30,	September 30,
	2010 (unaudited)
	Cost	Fair value
CMBS – Rake Bonds:
Due within 1 year	$2,477	2,477
After 1 but within 5 years	1,378	1,378

Total CMBS – Rake Bonds	3,855	3,855

CMBS – Pool Bonds:
Due within 1 year	1,935	1,217
After 1 but within 5 years	971	764

Total CMBS – Pool Bonds	2,906	1,981

Total securities	$6,761	5,836

Changes in fair value of securities are reflected in the statement of operations as unrealized gain or losses on securities. During the year ended December 31, 2011, the Company sold 4 securities for a total proceed of $370 thousand. The Company recognized a net realized loss of $757 thousand from the sale in the current year. The Company had recognized an accumulated unrealized loss of $659 thousand at the beginning of the period.

(6)	Variable Interest Entities

A reporting entity is required to perform an analysis to determine if its variable interests give it a controlling financial interest in a variable interest entity (VIE). The analysis required under ASC 810 identifies the primary beneficiary of a VIE as the entity having both of the following: (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Financial Accounting Standards Board’s (FASB) accounting guidance on consolidation requires a VIE to be consolidated by its primary beneficiary.

20	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

In addition, a reporting entity must assess whether it has an implicit financial responsibility to ensure that a VIE operates as designed when determining if it has the power to direct the activities of the VIE that most significantly affect the entity’s economic performance. FASB requires ongoing reassessments of whether a reporting entity is the primary beneficiary of a VIE. Specifically, the list of reconsideration events includes a change in facts and circumstances where the holders of an equity investment at risk as a group lose the power to direct the activities of the entity that most significantly affect the entity’s economic performance. In addition, a troubled debt-restructuring is now defined as a reconsideration event.

At December 31, 2011 the company had no real estate debt investments that were deemed a VIE but for the year ended December 31, 2010 the Company identified a real estate debt investment with an aggregate carrying value of $5,820,000 that was deemed a VIE primarily based on the fact that the equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support. The Company has determined that it is not the primary beneficiary of the VIE as it does not have voting or other rights that allow the Company to exercise control over the borrower entity nor do they have participation features which would require the Company to absorb expected losses or be entitled to receive expected residual returns of the borrower entity.

(7)	Repurchase Agreements at Fair Value

The following table outlines borrowings under the Company’s repurchase agreements as of December 31, 2010 (in thousands):

	September 30,	September 30,	September 30,
	2010 (unaudited)
	Debt fair value	Collateral fair value	Outstanding debt balance
Royal Bank of Scotland, PLC, successor in interest to Greenwich Capital Financial Products, Inc., matures on February 1, 2012, interest is variable based on 1-month LIBOR rate plus 1% or 1.261	$56,936	63,370	58,781
Royal Bank of Scotland, PLC, successor in interest to Greenwich Capital Financial Products, Inc., matures on January 15, 2011, interest is variable based on 1-month LIBOR rate plus 1% or 1.261%	3,441	6,090	3,446

Total repurchase agreements	$60,377	69,460	62,227

In circumstances where the Company financed the purchase of its real estate debt investments and available for sale securities from a counterparty through a repurchase agreement with the same counterparty, the Company records the related investments as an asset and the related repurchase agreement as a liability on the Company’s consolidated balance sheets. Interest income earned on the investments and interest expense incurred on the repurchase obligations are reported separately on the consolidated statements of operations. The Company’s repurchase agreements with Royal Bank of Scotland (RBS) contain covenants that are both financial and nonfinancial in nature. Significant financial covenants require the Company to maintain certain loan to asset value ratios, a minimum net worth and minimum liquidity. In addition, all of the repurchase facilities require that the Company pay down borrowings under these facilities as principal payments on the loan assets and loan securities pledged to these facilities are received. The Company had not met its compliance requirements at December 31, 2010 and had not received a waiver noncompliance of these covenants. RBS has put a cash custodian arrangement in place in which 100% of the payments due from the Company’s borrowings collateralizing the repurchase agreements are applied first to the interest due with any excess applied to the outstanding balance of the debt.

21	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

The repurchase agreement with a balance of $3,446,000 at December 31, 2010 matured on January 15, 2011. RBS has granted the Company 30 days to sell the collateral or refinance the debt. The collateral was sold on February 14, 2011 and the repurchase agreement was fully repaid.

The other repurchase agreement with a balance of $58,781,000 at December 31, 2010 was assumed by the buyer when the collateral was sold to a related third party in June 2011. On October 29, 2011, the buyer received payment in full and paid the assumed debt.

(8)	Credit Facility

The Company assumed a credit facility with KeyBank at its inception. The facility had a maturity date of December 31, 2011 with a provision for a two, one-year extensions at the option of the Company, subject to certain conditions. The facility is a recourse obligation of the Company. Under the terms of the facility, an annual administration agent fee of $50,000 is payable annually in advance.

Under the conditions of the agreement, no distributions were allowed to be made to the Company’s members until KeyBank is fully repaid. The bank has allowed for a maximum of $275,000 per month in operating expenses, however a mandatory monthly principal payment of $100,000 plus an additional annual principal repayment of $10,000,000 is required or the Company will be in default of the loan.

The Company had an outstanding balance on the credit facility of approximately $0 and $35,599,000 as of December 31, 2011 and 2010, which was collateralized by a first priority lien on certain of the Company’s equity interests as well as first priority perfected liens in certain of the Company’s loan assets and bonds with a fair market carrying value of $0 and $47,773,000, respectively. Borrowings under the facility bear interest rates based upon prevailing LIBOR plus 300 bps. The weighted average interest rate on amounts outstanding was approximately 3.23% and 3.26% for the year ended December 31, 2011 and period beginning August 26, 2010 and ended December 31, 2010, respectively.

Based on the borrowing rates currently available to the Company for credit facilities with similar terms and average maturities, the fair value of long-term debt was $0 and $34,754,000 at December 31, 2011 and 2010, respectively.

The terms of the agreement with KeyBank required the Company to maintain a number of customary financial and other covenants on an ongoing basis including: i) maximum leverage ratio not to exceed 75%, ii) minimum fixed charge ratio not less than 1:50 to 1:00, iii) tangible net worth cannot be less than twice the aggregate principal balance of all loans (minimum net worth), iv) payout any restricted payments in excess of 100% of net income (maximum payout ratio), v) prohibition on additional indebtedness.

The Company failed its covenants during the period from August 26, 2010 to December 31, 2010 and therefore was in default of its agreement with KeyBank. On June 2, 2011, the Company received proceeds from the sale of certain investments which was used to repay the KeyBank credit facility in full.

22	(Continued)

CONCORD DEBT HOLDINGS LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010 (unaudited)

(9)	Sub-Participation Obligation

The Company assumed a $4,500,000 liability at Inception which represents a sub-participation obligation which requires the Company to remit to the borrower, principal and interest payments received from certain bonds. The collateral for the bonds that are subject to the sub-participation obligation are controlled by the borrower.

The Company granted to the borrower waivers of certain loan conditions and agreed to exercise its rights under the loan in accordance with instructions furnished by the borrower. Concurrently with the execution of the agreement, the borrower also purchased sub-participation interests in certain bonds owned by the Company for approximately $4,500,000. One of the bonds paid principal of $645,000 which reduced the sub-participation obligation.

In addition, the Company has written certain call options giving the borrower the right to purchase the bonds that are subject to the sub-participation obligation. The call options are exercisable at the discretion of the borrower at anytime through the maturity date of the bonds for a specified strike price. The Company has also written a call option for one of the bonds to an unaffiliated third party that is only exercisable upon either the expiration of the borrower’s call option or and the event of default by the borrower as specified in the option agreement. The Company has determined that the call options are not derivative instruments, but should be marked to fair value with changes in fair value recognized in earnings.

The balance of the sub-participation obligation at December 31, 2011 and 2010 after reflecting repayments was $0 and $3,855,000, respectively.

(10)	Discontinued Operations

The Company received expense reimbursements for insurance and real estate taxes of approximately $36,000 and $104,000 for the year ended December 31, 2011 and period ended December 31, 2010, respectively, related to an operating property held for sale and subsequently sold by the Company’s predecessor prior to the Company’s inception. The property was collateral on a loan that the Company’s predecessor obtained through foreclosure and was included in discontinued operations of Company’s predecessor. Therefore the Company included this reimbursement as income of discontinued operations.

(11)	Related Party Transactions

For the year ended December 31, 2011 and period beginning August 26, 2010 and ending December 31, 2010, the Company sold real estate debt investments and securities to an affiliate of Winthrop for net proceeds of $29,000,000 and $2,453,000, respectively, which was also the carrying value at the time of sale.

For the year ended December 31, 2011 and period beginning August 26, 2010 and ending December 31, 2010 the Company received advancing agent fees from Concord CDO in the amount of $57,000 and $20,000, respectively.

23	(Continued)

CDH-CDO LLC, a related party to the Company, assumed the equity interest in the property secured by a $10 million real estate debt investments held by the Company. The investments are scheduled to mature in July 2012. The borrower is expected to exercise its ability to extend the loan for an additional year in accordance to the loan agreement.

(12)	Subsequent Events

In connection with the preparation of the consolidated financial statements, the Company evaluated subsequent events after the consolidated balance sheets date of December 31, 2011 through March 7, 2012, which was the date the consolidated financial statements were available to be issued

In December 2011, Concord Real Estate CDO 2006-1, Ltd. (the “CDO”), Cedarwoods CRE CDO II, Ltd., Resource Real Estate Funding CDO 2006-1 Ltd., and TCG Holdings I LLC (collectively, the “Plaintiffs”), brought an action in New York Supreme Court (the trial court in New York) against Galante Holdings, Inc., Trimont Real Estate Advisors, Hotspur Resorts Nevada, Ltd. Aberdeen Realty Holdings, Ltd., Keycorp Real Estate Capital Markets, Inc., and Douglas S. Rohrer (collectively, the “Defendants”). The action sought to enjoin the sale of the mortgage loan relating to the JW Marriott Hotel in Las Vegas, Nevada (the “JW Loan”). Both Concord and CDO hold CMBS bonds for which the JW Loan is underlying asset.

As a condition to obtaining the injunction, in January 2012 the New York Appellate Court required that the Plaintiffs post a $2,000,000 surety bond. In this regard, one of the Plaintiffs (the “Guaranteeing Plaintiff”) agreed to guaranty the obligations under the surety bond. The CDO and each of the other Plaintiffs entered into an agreement with the Guaranteeing Plaintiff pursuant to which the CDO agreed to pay its pro rata share (25%) of any payments required to be made by the Guaranteeing-Plaintiff to the surety bond issuer as well as 50% of any amounts that the two other co-Plaintiffs were obligated to the extent they breached their obligations. Concord, which also holds a bond in the CMBS that contains the JW Loan, agreed to provide cash collateral for the CDO’s obligations to the guaranteeing Plaintiff. Accordingly, such amount is characterized as restricted funds. Management believes that the likelihood of a claim on such amounts is remote.

24	(Continued)